                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934

                     For fiscal year ended December 31, 2002

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                            For the transition period

                         COMMISSION FILE NUMBER: 1-5424

A. Full title of the plan and address of the plan if different from that of the issuer named below:

                       Comair Savings and Investment Plan
                              Comair Holdings, Inc.
               Cincinnati/Northern Kentucky International Airport
                             Cincinnati, Ohio 45275

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              Delta Air Lines, Inc.
                        Hartsfield International Airport
                             Atlanta, Georgia 30320

COMAIR SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS
-------------------------------------------------------------------------------

                                                                                                                 Page
                                                                                                                 ----
INDEPENDENT AUDITORS' REPORT                                                                                       1

Statements of Net Assets Available for Plan Benefits
  As of December 31, 2002 and 2001                                                                                 2

Statement of Changes in Net Assets Available for Plan Benefits
  For the Year Ended December 31, 2002                                                                             3

Notes to Financial Statements                                                                                      4

Schedule I--Assets Held for Investment (Schedule H, Part IV, Line 4i of Form 5500)
  As of December 31, 2002                                                                                          8

Supplemental schedules required by the Rules and Regulations of the Department of Labor, other than those listed above, are not presented because of the absence of conditions under which they are required.

                     [LETTERHEAD OF DELOITTE & TOUCHE LLP]


INDEPENDENT AUDITORS' REPORT


Plan Administrator
  Comair Savings and Investment Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Comair Savings and Investment Plan (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/ Deloitte & Touche LLP
-------------------------------

May 30, 2003

COMAIR SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF DECEMBER 31, 2002 AND 2001
-------------------------------------------------------------------------------

                                                                                            2002                     2001
                                                                                       --------------           --------------
ASSETS:
  Investments:
  Collective fund                                                                      $   33,077,716           $   30,847,887
  Mutual funds                                                                             58,769,630               69,705,703
  Participant loan fund                                                                     4,831,635                4,422,677
  Corporate stock, common                                                                   9,035,191                2,023,885
                                                                                       --------------           --------------

           Total investments                                                              105,714,172              107,000,152
                                                                                       --------------           --------------

  Receivables:
    Employer contributions                                                                  7,046,028                5,046,075
    Pending investment transactions                                                            50,596                  108,152
                                                                                       --------------           --------------
           Total receivables                                                                7,096,624                5,154,227
                                                                                       --------------           --------------

           Total assets                                                                   112,810,796              112,154,379

LIABILITIES:
  Payables - Pending investment transactions                                                  (80,197)                (146,185)
                                                                                       --------------           --------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                                                 $  112,730,599           $  112,008,194
                                                                                       ==============           ==============

The accompanying notes are an integral part of these financial statements.

COMAIR SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2002
-------------------------------------------------------------------------------

ADDITIONS:
  Interest income                                                                             356,363
  Dividend income                                                                           2,237,523
  Contributions:
    Participant                                                                            11,548,995
    Employer, net of forfeitures                                                            9,934,426
                                                                                       --------------

           Total additions                                                                 24,077,307
                                                                                       --------------

DEDUCTIONS:
  Realized and unrealized investment gain/(loss), net                                     (18,786,100)
  Distributions to participants                                                            (4,568,802)
                                                                                       --------------

           Total deductions                                                               (23,354,902)

NET INCREASE IN NET ASSETS DURING THE YEAR                                                    722,405

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                                       112,008,194
                                                                                       --------------

  End of year                                                                          $  112,730,599
                                                                                       ==============

The accompanying notes are an integral part of these financial statements.

COMAIR SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
-------------------------------------------------------------------------------

1.       PLAN DESCRIPTION

         The following description of the Comair Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

         GENERAL--The Plan is a defined contribution plan covering all employees meeting certain minimum age and service requirements; it is subject to the provisions of the Employee Retirement Income Security Act (ERISA), as amended.

         CONTRIBUTIONS--Under the Plan, participating employees of Comair Holdings, Inc. (the "Company") and certain of its wholly-owned subsidiaries may defer up to 15% of their compensation, as defined in the Plan. The Company makes a matching contribution equal to 50% of each participant's before-tax contribution for the first 5% of the compensation deferred by non-collective bargaining employees and certain employees covered by collective bargaining agreements and 25% of each participant's before-tax contribution for the first 10% of the compensation deferred by certain employees represented by other collective bargaining agreements until July of the 2002 Plan year. As of July 2002, all eligible employees receive a Company match equal to 50% of each participant's before-tax contribution for the first 5% of the compensation deferred by all employees. Eligible participants also receive an annual retirement plan contribution into their Retirement Plan Contribution Account based on vested years of service with the Company and annual earnings, as defined by the Plan. Participants direct the investment of both participant and Company contributions into various investment options offered by the Plan. As of December 31, 2002 the Plan offered eleven mutual funds, an investment contract collective fund and Delta Air Lines, Inc. common stock as investment options for participants. Contributions are subject to certain limitations.

         PARTICIPANT ACCOUNTS--Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings. Allocations are based on participant earnings or actual balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         VESTING--Participants vest immediately in participant contributions. Participants vest 100% in the Company matching contributions after two years of service. Participants vest 100% in their Retirement Plan Contribution Account after five years of service. Participant forfeitures are used to reduce Company matching contributions. Forfeitures were $43,512 in the year ended December 31, 2002.

         PAYMENT OF BENEFITS--On termination of Service due to death, disability, or retirement, a participant receives a lump sum amount equal to the value of the participant's vested interest in his or her account.

         PARTICIPANT LOANS--The Plan provides for borrowing by participants, subject to certain limitations, using their vested account balance as collateral. The maximum loan amount available to an eligible participant is the lesser of $50,000 or 50% of the vested and nonforfeitable portion of the participant's account balance. Loans must be repaid within five years except that any loan used to acquire a dwelling must be repaid within fifteen years. Loans outstanding at December 31, 2001 and December 31, 2002 bear a fixed rate of interest of the prime rate plus one percent at the time of borrowing.

         ADMINISTRATIVE EXPENSES OF THE PLAN--Administrative expenses of the Plan may be paid by the Plan. However, the Company paid all expenses incurred during the year ended December 31, 2002, and, accordingly, the accompanying statement of changes in net assets available for plan benefits does not include such expenses.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING--The accompanying financial statements are prepared on the accrual basis of accounting.

         USE OF ESTIMATES--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

         INVESTMENT VALUATION AND INCOME RECOGNITION--Investments in common stock and mutual funds are stated at market value as determined by the Trustee by reference to published market data or at fair value as determined by the Trustee. The collective investment fund (see Note 3 below) is valued at the contract value of the underlying investment contracts. Participant loans are valued at cost, which approximates fair market value. Unrealized valuation gains and losses are reflected currently in the statement of changes in net assets available for plan benefits. Transfers of assets within the Plan are valued at market value on the date of the transfer and may occur only as a result of changes in the participant's designation.

         BENEFITS--Benefits are recorded when paid.

3.       INVESTMENTS

         The Plan provides for investments in various securities and these investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

         Investments which are greater than 5% of Plan Assets at December 31, 2002 and December 31, 2001 consist of the following:

                                                                                          DECEMBER 31,         DECEMBER 31,
                                                                                              2002                 2001
                                                                                          ------------         ------------
        Capital Preservation Fund, 33,060,208 and 30,806,073 shares,
          respectively                                                                    $ 33,060,208         $ 30,806,073
        Janus Overseas Fund Inc., 508,509 and 572,816 shares,
          respectively                                                                       7,775,105           11,628,168
        Franklin Small Cap Growth Fund Inc., 379,323 and 400,383
          shares, respectively                                                               8,326,133           12,479,934
        Dreyfus Laurel Funds Trust S&P 500 Index Fund Inc.,
          603,083 and 568,924 shares, respectively                                          11,036,411           13,597,275
        Dreyfus Appreciation Fund Inc., 397,687 and 362,634
          shares, respectively                                                              12,407,850           13,787,348
        Dreyfus New Leaders Fund Inc., 310,162 and 319,264
          shares, respectively                                                              10,837,077           12,623,704
        Delta Air Lines, Inc. Common Stock, 746,710 and 69,169
          shares, respectively                                                               9,035,191            2,023,885

         During the year ended December 31, 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $18,786,100, as follows:

        Common stock                                                                                           $ (4,607,178)
        Mutual funds                                                                                            (14,182,963)
        Common Collective Trust                                                                                       4,041
                                                                                                               ------------
                                                                                                               $(18,786,100)
                                                                                                               ============

4.       PARTY-IN INTEREST TRANSACTIONS

         Certain Plan investments are shares of mutual funds managed by the Plan's trustee, Dreyfus Investment Services. The Plan also invests in the common stock of Delta Air Lines, Inc. Delta Air Lines, Inc. is the parent company of the Plan Sponsor. These transactions qualify as party-in-interest transactions.

5.       PLAN TERMINATION

         The Company expects to continue the Plan indefinitely but it reserves the right to amend or terminate the Plan at any time subject to the provisions of ERISA. Should the Plan be terminated, all participants will become 100% vested. No amendment shall retroactively reduce the rights of participants or permit the return to the Company of any part of the assets held by the Trustee, or permit their use or diversion for any purpose other than the exclusive benefit of the participants or their beneficiaries.

6.       FEDERAL INCOME TAX STATUS

         The Internal Revenue Service has determined and informed the Company by a letter dated August 15, 2002, that the Plan as amended through August 7, 2002 and related Trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7.       PLAN AMENDMENT

         During 2001, the Company amended the Retirement Plan Contribution Account to include two additional vesting levels for employees who have earned credit for reaching fifteen and twenty years of service, respectively. The Company makes contributions to this account based on the participant's years of service. At December 31, 2002 and 2001, the Plan had a receivable of $7,046,028 and $5,046,075, respectively, related to Company contributions to the Retirement Plan Contribution Account.

         Effective December 3, 2001, Delta Air Lines, Inc. common stock was added to the Plan as an investment option for participants.

                                     ******

                                                                      SCHEDULE I

COMAIR SAVINGS AND INVESTMENT PLAN

ASSETS HELD FOR INVESTMENT (SCHEDULE H, PART IV, LINE 4i OF FORM 5500)
AS OF DECEMBER 31, 2002
-------------------------------------------------------------------------------

IDENTITY OF ISSUER, BORROWER,          DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE,                              CURRENT
LESSOR OR SIMILAR PARTY                RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE                              VALUE
-----------------------------          ----------------------------------------------------                         -------------
                                       COMMON/COLLECTIVE TRUST FUND:
LaSalle National Trust, N.A.             Capital Preservation Fund                                                  $  33,060,208
LaSalle National Trust, N.A.             TBC Pooled Employee Funds - daily liquidity                                       17,508
                                                                                                                    -------------
                                         Total Common/Collective Trust Fund                                            33,077,716
                                                                                                                    -------------

                                       REGISTERED INVESTMENT COMPANIES:
*Dreyfus                                 Dreyfus Short-Intermediate Government Fund Inc.                                2,242,472
*Dreyfus                                 Dreyfus Appreciation Fund Inc.                                                12,407,850
*Dreyfus                                 Dreyfus New Leaders Fund Inc.                                                 10,837,077
*Dreyfus                                 Dreyfus Premier Balanced Fund Inc.                                             1,323,375
*Dreyfus                                 Dreyfus Laurel Funds Trust S&P 500 Index Fund Inc.                            11,036,411
PIMCO                                    PIMCO Return Fund Inc.                                                         3,550,280
Franklin                                 Franklin Small Cap Growth Fund Inc.                                            8,326,133
Janus                                    Janus Overseas Fund Inc.                                                       7,775,105
Harris                                   Oakmark Equity and Income Fund                                                   721,155
Loomis Sayles                            Loomis Sayles Small Cap Value Fund                                                99,468
Lord Abbet                               Lord Abbet Mid Cap Value Fund                                                    450,304
                                                                                                                    -------------
                                         Total Registered Investment Companies                                         58,769,630
                                                                                                                    -------------

                                       COMMON STOCK - CORPORATE -
*Delta Air Lines, Inc.                   Delta Air Lines, Inc. Common Stock                                             9,035,191
                                                                                                                    -------------

                                       PARTICIPANT LOANS -
*Participant Loans                       Interest at 5.25% to 10.5%, maturing January 2003 to January 2018              4,831,635
                                                                                                                    -------------

                                                                                                                    $ 105,714,172
                                                                                                                    =============

*Party-in-interest transaction

                                   SIGNATURES

                                    THE PLAN

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                COMAIR HOLDINGS, INC. SAVINGS AND INVESTMENT PLAN



                                        /s/ Brian L. McDonald
                                        ----------------------------------------
                                        By: Brian L. McDonald
                                            Plan Administrative Committee Number

Date:  June 27, 2003

                                  EXHIBIT INDEX

EX-23 Consent of Independent Auditors Deloitte & Touche LLP
EX-99 Section 906 Certification


                                      -10-